601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

October 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell

Re:	ATI Intermediate Holdings, LLC

Amendment No. 3 to

Registration Statement on Form S-1

Filed October 8, 2020

File No. 333-248969

On behalf of our client, ATI Intermediate Holdings, LLC (the “Company”), we set forth below the Company’s responses to the letter, dated October 9, 2020, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on October 8, 2020 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated the Staff’s comments in this letter, and we have also set forth the Company’s responses to the Staff’s comments immediately below them.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. The page number in the text of the Company’s responses corresponds to the page number in the Amended Registration Statement.

Registration Statement on Form S-1

Capitalization, page 50

1.

Staff’s Comment: To enhance an investor’s understanding, revise the table to include double lines under the amounts relating to the Cash and restricted cash and the Total capitalization captions. Please move the long-term liabilities total amounts (e.g., $30,552, $605,427) to a total caption that follows, rather than precedes, the individual components of long-term liabilities.

Beijing  Boston  Chicago  Dallas  Hong Kong  Houston  London   Los Angeles  Munich  Palo Alto  Paris San Francisco  Shanghai  Washington, D.C.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 50.

Dilution, page 52

2.

Staff’s Comment: Please refer to Item 506 of Regulation S-K and revise the information provided in (ii) of the second paragraph to address the 7,000,000 common shares being issued and offered for sale at $20.00 per share by company, rather than the shares offered by the selling stockholder. Further, revise the second table to separately present the shares, percentages, and consideration paid by (i) existing stockholders, (ii) the selling stockholders, and (iii) IPO new investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 52.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Erin Purnell

Securities and Exchange Commission

Jim Fusaro

Nipul Patel

Charlotte MacVane

ATI Intermediate Holdings, LLC

Michael Kim

Kirkland & Ellis LLP

Michael Kaplan

Roshni Banker Cariello

Davis Polk & Wardwell LLP